

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 16, 2008

Via U.S. Mail

Daniel W. Amidon, Esq.
General Counsel
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, WV 26330

> **Re:** **Petroleum Development Corporation**
> **Registration Statement on Form S-3**
> **Filed November 26, 2008**
> **File Number 333-155745**

Dear Mr. Amidon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Independent Petroleum Consultants, page 18

1. We note your disclosure regarding "[c]ertain information contained in the documents we incorporate by reference" derived from "the reports" of Ryder

Scott Company, LP and Wright & Company. Please revise your disclosure to include a reference to each specific report and to the prior filing or submission in which each such report was physically filed or submitted. Refer to Item 10(d) of Regulation S-K.

Exhibit 5.1

2. Please revise to provide an opinion as to whether the Depositary Shares will be fully paid and non-assessable, or will be legal, binding obligations of the company.

3. We note that, with respect to any Securities consisting of any series of Debt Securities, you have assumed that "the Base Indenture is, and each Supplemental Indenture will be, a valid and binding obligation of the Trustee." This does not appear to be an appropriate assumption. Please remove this assumption or tell us why this assumption is appropriate.

4. In addition, please confirm that you will provide a clean legal opinion at the time of any takedowns that do not include inappropriate assumptions at such time. These would include, without limitation, the assumption that "the Warrants will be duly authorized, executed and delivered by the Company and the Warrant Agent in accordance with the provisions of the Warrant Agreement", or the assumption that "each component of [the] Unit will be duly authorized, validly issued and fully paid (to the extent applicable) as contemplated by the Registration Statement and the applicable unit agreement, if any."

Form 10-Q for the quarterly period ended September 30, 2008

Item 4. Controls and Procedures

2007 Material Weaknesses

5. We note your disclosure regarding the two material weaknesses identified as of December 31, 2007. We further note that your Chief Executive Officer and Chief Financial Officer concluded that as a result of such weaknesses, your disclosure controls and procedures were not effective as of September 30, 2008. In future filings, please disclose when each material weakness was identified, by whom it was identified, and when each material weakness first began.

<u>2007 Material Weaknesses – Changes in Internal Control over Financial Reporting</u>

6. We note your disclosure regarding the changes in internal control over financial reporting implemented during the first and third quarters of 2008 and the implementation of the partnership module planned for 2009. In future filings, please expand your discussion to include any unresolved control deficiencies and material weaknesses and the specific steps the Company is taking to resolve such issues.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tracey L. McNeil

      <u>Via Facsimile</u>
      Laurence S. Lese
      (202) 379-9746